News Release

December 23, 2003	SVU:TSX-V

SPUR RECEIVES GOVERNMENT APPROVAL FOR JOINT VENTURE

Vancouver, Canada - Spur Ventures Inc. (“Spur”) is pleased to announce that it has received Chinese government approval for its Yichang Spur Chemicals (“YSC”) joint venture with Yichang Phosphorous Chemical Industry Group, a Chinese state owned enterprise (“YPCC”) and Yuanfeng, a privately owned company. By agreeing to finance additional investment in YSC, Spur will acquire a 65% controlling interest in an existing fertilizer facility in Yichang, Hubei Province, China.

By purchasing an interest in an existing plant through the establishment of the YSC joint venture, Spur will be able to fast track the development of its principal business objective of establishing a 1 million tonne per year of S-NPK fertilizer production facility in the central agricultural area of China.

“Steven G. Dean”	“Robert G. Atkinson”
Steven G. Dean,	Robert G. Atkinson
Chairman	Vice Chairman

For further information, contact Robert Atkinson at 1-604-689-5564.

This news release includes certain statements that may be deemed to be “forward-looking statements” regarding the timing and content of upcoming programs. Although Spur Ventures believes the expectations expressed in such forward -looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward -looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include phosphate and potash prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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